UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MModal Inc.

(Name of Issuer)

Common stock, par value US$0.10 per share

(Title of Class of Securities)

60689B107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60689B107	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Lehman Brothers Commercial Corporation Asia Limited (In Liquidation)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,897,859 (see Item 4)
	7	SOLE DISPOSITIVE POWER 2,897,859 (see Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,897,859
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 60689B107	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

MModal Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9009 Carothers Parkway, Franklin, TN 37067

Item 2(a)	Name of Person Filing:

Lehman Brothers Commercial Corporation Asia Limited (In Liquidation)

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship:

8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong

Item 2(d)	Title of Class of Securities:

Common stock, par value US$0.10 per share

Item 2(e)	CUSIP Number:

60689B107

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership:

The following table sets forth information with respect to the ownership of the Issuer’s common stock, with a par value of US$0.10 per share, by the reporting person as of December 31, 2011:

Reporting Person	Amount beneficially owned:	Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lehman Brothers Commercial Corporation Asia Limited (In Liquidation)	2,897,859	5.1	0	2,897,859	2,897,859	0

(1)	Based on 56,319,000 shares of common stock reported as outstanding as of December 31, 2011 in the financial statements included in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the U.S. Securities and Exchange Commission on March 14, 2012.

Lehman Brothers Commercial Corporation Asia Limited (in Liquidation) (“LBCCA”) directly beneficially owned 2,897,859 shares of common stock of the Issuer as of December 31, 2011. Messrs. Paul Brough, Edward Middleton and Patrick Cowley were appointed to act as provisional liquidators of LBCCA on September 19, 2008 by an order of the Court of the Hong Kong Special Administrative Region, and were subsequently appointed as joint and several liquidators of LBCCA acting as agents without personal liability on March 20, 2009 by an order of the same court. Messr. Paul Brough subsequently resigned as a liquidator of LBCCA in November 2011.

CUSIP No. 60689B107	SCHEDULE 13G	Page 4 of 5 Pages

Pursuant to an agreement dated as of February 2, 2011, for the period that LBCCA beneficially owns any shares in the Issuer, LBCCA has granted an irrevocable proxy to S.A.C. PEI CB Investment, L.P., a Cayman Islands exempted limited partnership (“SAC CBI”), with respect to such shares. Such proxy entitles SAC CBI or its designee to vote LBCCA’s shares in the Issuer in favor of the board nominees designated by SAC CBI (or any of its affiliates) to the board of directors of the Issuer (or its successor) or by the Issuer (or any nominating committee thereof). Such proxy (a) does not confer any right to vote on any matter other than the election of directors; and (b) does not limit or restrict in any manner the ability of LBCCA to transfer or otherwise dispose of their shares in the Issuer at any time in its sole discretion.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 60689B107	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2012

Lehman Brothers Commercial Corporation Asia Limited (In Liquidation)

By:	/s/ Edward Middleton
	Name:	Edward Middleton
	Title:	Authorized Signatory